Exhibit 99.2

March 2019 NASDAQ/TASE: NNDM www.nano - di.com

2 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discuss the potential of it’s products, target markets, strategic growth plan, the size of it’s total addressable market, expected recurring revenue growth, and the 2018 - 2020 expected target operating model . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2018 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

3 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 3 NASDAQ / TASE : NNDM Nano Dimension is the world ’ s leading additive electronics provider, targeting the growing demand for sophisticated electronic devices that rely on sensors, antennas and PCBs Our additive manufacturing solutions are mission critical and economical for our customers www.nano - di.com | © 2019 Nano Dimension. All rights reserved.

4 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Nano Dimension Key Driver Unmatched product portfolio Proven business model, positive traction Significant technology and first mover advantage Focused growth initiatives and execution Open - ended growth opportunities Experienced management team www.nano - di.com | © 2019 Nano Dimension. All rights reserved.

5 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Company Timeline 2014 2016 2017 2018 Listed on Nasdaq 2016 : Early access trials with Fortune 500 companies 2018 Quarter by quarter growth Total revenue: $ 5.1 m Printer sales: 30 Listed on TASE 2014 - 2016: R&D • Developed product, materials & software • Established manufacturing • Built organization 2017 - 2018: EXECUTION First revenues from sales: Q 4 2017 • Opened U.S. headquarters • Opened Asia Pacific headquarters • Opened 4 Customer Experience Centers • Recruited 20 value - added resellers world - wide

Applicable Solutions for Electronics

Produced by the DragonFly Pro System


DragonFly

- Multilayer circuit boards (PCB)
- IoT devices:
  - ✓ IC integration
  - ✓ RF antenna for IoT
  - ✓ Battery socket
- RF antennas: 1Gz – 6Ghz
- RF amplifiers
- BGA component support
- Plug-In mini boards
- Multilayer capacitors
- Sensors: Torque, Touch, Strain gauge

NANODIMENSION
NASDAQ / TASE : NNDM 6
www.nano-di.com | © 2019 Nano Dimension. All rights reserved.

7 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Multilayered Printed Circuit Boards (PCB) • Tens of layers in a 3 mm PCB • Reducing weeks into hours

8 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. IoT and RF Applicable Solutions IoT: IC, RF antenna, Battery socket Plug - in mini boards Printed RF antennas: 1 Gz – 6 Ghz Sensors: Touch, Torque, Strain gauge BGA component 3 D support INTERNET OF THINGS (IOT) GROWING MARKET NEEDS ARE MET WITH:

9 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. IoT Devices: Battery Holder with RF antenna Additive production 8 mm diameter PROOF OF CONCEPT DESIGN With DragonFly Pro PRODUCTION POTENTIAL: 500 pieces overnight!

10 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Harris Corporation: RF Amplifier to Space “ Results showed similar RF performance between the 3 D printed version and the baseline amplifier, clearly demonstrating the viability of 3 D printed electronics for RF circuitry. ” - Dr. Arthur Paolella , Senior scientist, Space & Intelligence Systems, Harris Corporation Joint Project for Space Systems communication satellites: 3 D Printed RF antenna designed to operate at 5.2 GHz and an RF amplifier with operation up to 6 GHz. * https://www.harris.com/impact/ 2018 / 11 /harris - to - test - 3 - d - printed - rf - systems - in - space Harris’ project has been selected for flight by the International Space Station (ISS) U.S. National Laboratory!

11 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. EMBEDDING COMPONENTS WITHIN 3 D CIRCUIT BOARDS Future Applications: Cutting - Edge Solutions FUNCTIONAL 3 D PRINTED MULTILAYER CAPACITORS

12 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Experienced Leadership Team Amit Dror CEO and Co - Founder Simon Fried US President, CBO and Co - Founder Yael Sandler CFO Jaim Nulman CTO Tim Sheehan VP Global Sales Gilad Reshef VP Sales, APAC Director Avi Reichental Chairman of the Board Dan Abraham VP Operations

13 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. High precision inkjet technology Multi - material 3 D printing Combining conductive nano - silver & dielectric polymers First additive manufacturing for functional 3D electronics + = Breaking Electronic Design Time and Cost Barriers

14 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. NASDAQ / TASE NNDM ADR ratio: 1:5 Revenues 2017 : $ 0.8 M 2018 : $ 5.1 M Market cap $ 30 M* No debt Shares outstanding 178.5 M ( 35.7 M ADS) * Average growth ~ 43 % quarter to quarter 2/2019 Public offering Select Financial Data * As of March 12, 2019 23% 77 % Retail 23 % Institutionals 77%

15 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Growth Trend Validates Our Products ’ Value Revenues $ Q 4 2017 $ 4 27 ,000 Q 1 2018 $ 635,000 Q 2 2018 $1,088,000 Q 3 2018 $1,672,000 Q 4 2018 $ 1, 705 ,000

16 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 2018 Sales Breakdown US 53 % APAC 27 % EMEA 20% Breakdown Per Region Defense 30 % Health 6 % Tech/PCB 7% Research/Univ. 17 % Resellers 40 % Industry Breakdown

17 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 2018 Highlights 17 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. DragonFly systems sold Total revenues for 2018 Leading resellers worldwide $ 5.1 M 20 Average growth quarter - to - quarter Geographic coverage - number of countries Headquarters 30 10 3 43%

18 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 2018 Highlights: USA Sold several DragonFly Pro systems to different branches of the United States Armed Forces Marked U.S. growth with additional system sales Certified U.S. Department of Defense vendor and sold DragonFly systems to several top 10 largest defense companies Strengthened footprint in North America - announced channel partnership with six resellers EXECUTION! Well positioned in the market and embraced by leading industries: Defense, Manufacturing, Electronics Decisive value proposition bolstered by expanding use cases Expanding productivity and reach of our reseller networks Expanding footprint into new sales territories Accelerating demand generation, brand awareness and value proposition at global events

19 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 2018 Highlights: Asia - Pacific Established HK subsidiary Expanded regional coverage through leading resellers operating in China, Taiwan and Korea Appointed APAC Director and hired local team Commenced effective and successful Asia - Pacific DragonFly Pro system sales Set up HK office and Customer Experience Center at the Hong Kong Science Park Partnered with AURORA Group , China ’ s leading distributor of additive manufacturing systems

20 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Worldwide Reach and Expansion Distributors Customers Headquarters Footprint As of March 2019

21 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. 2017 2019 2021 2023 2025 75 51 36 27 “ All revolutions are disruptive, and Industry 4.0 is no exception. It poses risks, but offers tremendous opportunity: for new products and services, better ways to serve customers, new types of jobs, and wholly new business models. ” Industry 4.0 : Are you ready? Deloitte Review, issue 22 Growth Catalyst: IoT and Industry 4.0 Billions of new connected devices every year! IoT connected devices (billions) * * Source: statista.com Doubles every 5 years

22 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Tangible Customer Value With Attractive ROI Increase design power Protect IP Accelerate time to market Improve efficiency

23 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Significant First Mover Advantage and Timing Additive Manufacturing analysts predict 3 D printed electronics will be the next high - growth application for product innovation 2017 3 D printed electronics market size is estimated at $ 176 million, expected to reach $ 592 million in 2021 and up to $ 2.4 billion by 2025 * * Source: DataM Intelligence, 2018 0 500 1000 1500 2000 2500 3000 2017 2021 2025 3 D Printed Electronics Market: Growth Forecast* (USD Millions)

24 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Open - Ended Revenue Growth Potential INDUSTRY VERTICALS • Defense • IoT • Consumer electronics • Automotive • Aerospace • Telecom • Medical devices • Industrial RESEARCH INSTITUTES • Academic institutions and universities • Research & innovation centers ADDITIVE SERVICES • Additive service bureaus • PCB service bureaus • In - house print services

25 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Scalable Technology and Manufacturing Platform In - house DragonFly Pro system manufacturing In - house nano ink manufacturing - Capacity to meet future demand Top quality certified ISO 14001 and OHSAS 18001

26 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. The Nano Dimension Difference DOMAIN EXPERTISE TOP TIER CHANNEL TECHNOLOGY PLATFORM MISSION CRITICAL APPLICTIONS HARDWARE CONSUMABLES SOFTWARE SERVICES

27 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Proven Recurring Revenue Model That Scales Razor and blades model: As the installed base of systems grows, the portion of recurring revenues from consumables increases yr 1 yr 2 yr 3 yr 4 yr 5 Consumable revenues Printer revenues 100% 100% 100% 100% 100%

28 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Expected Target Operating Model 2019 - 2020 Expect to triple revenues From $5.1m in 2018 to $14m - $15m in 2019 We expect gross profit margin of 50% * We expect cash used in operations to decline by approximately 50 % by 2020 *Excluding cost of revenues derived from amortization of intangible assets

29 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Strategic Growth Plan Horizon 2 Growth by monetizing commercially available products and services for additive electronics design Horizon 1 Deliver higher speed production - grade additive electronics systems and more materials and services Current State Deliver hybridized capabilities that combine mechanical functionality within electrified geometries www.nano - di.com | © 2019 Nano Dimension. All rights reserved.

30 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Key Highlights Unmatched product portfolio Proven business model, positive traction Significant technology and first mover advantage Focused growth initiatives and execution Open - ended growth opportunities Experienced management team www.nano - di.com | © 2019 Nano Dimension. All rights reserved.

31 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Nano Dimension® Copyright © 20 ϭ 9 Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed March 2019 DragonFly ™ Follow us: @nanodimensiontech @3Dpcb www.nano - di.com NASDAQ: NNDM THANK YOU